                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)1

                                 IMAGEMAX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45245V 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 15 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 2 of 15 Pages
------------------------------                      ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    889,250
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                889,250
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     889,250
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 3 of 15 Pages
------------------------------                      ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    39,860
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                39,860
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     39,860
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 4 of 15 Pages
------------------------------                      ----------------------------

================================================================================
    1          NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
NUMBER OF          7      SOLE VOTING POWER
  SHARES
ENEFICIALLY                     929,110
 OWNED BY
   EACH
REPORTING
ERSON WITH     -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                929,110
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     929,110
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 5 of 15 Pages
------------------------------                      ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 6 of 15 Pages
------------------------------                      ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                200(1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                200(1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     ‹.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of shares of Common Stock held in a joint brokerage account with Mr. Howard's spouse.

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 7 of 15 Pages
------------------------------                      ----------------------------

            The following constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

   Item 2 is hereby amended and restated as follows:

Item 2.          Identity and Background.
                 -----------------------

                 This  Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Steel Partners Services,  Ltd., a New
York corporation ("Steel Partners  Services"),  Warren G. Lichtenstein,  Jack L.
Howard and Glen Kassan.

                 Steel Partners,  L.L.C., a Delaware limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                 Warren Lichtenstein is the sole executive officer, director and stockholder of Steel Partners Services.

                 Jack L. Howard is a principal  of Mutual  Securities,  Inc.,  a registered broker-dealer.

                 Glen Kassan is a Vice President of Partners LLC and an employee of Steel Partners Services.

                 Each of the foregoing  are referred to as a "Reporting  Person"
and  collectively  as the "Reporting  Persons".  By virtue of his positions with
Steel Partners II and Steel Partners Services, Mr. Lichtenstein has the power to vote and dispose of the  Issuer's  Shares  owned by Steel  Partners II and Steel
Partners Services.  Each of the Reporting Persons is party to Amendment No. 1 to the Joint Filing  Agreement as further  described  in Item 6.  Accordingly,  the
Reporting Persons are hereby filing a joint Schedule 13D.

                 Steel  Partners  Services  acquired the 39,860 Shares  reported herein for the account of a foreign investment company (the "Fund"). Pursuant to an  investment  management  agreement,  the Fund  has  retained  Steel  Partners
Services  to manage,  on a  discretionary  basis,  certain of the Fund's  assets
("Services Agreement"). The Shares beneficially owned by Steel Partners Services were acquired at the  discretion of Steel Partners  Services,  and the Fund does not exercise voting or investment discretion over the Shares.

                 Jack Howard  acquired the 200 Shares of Common  Stock  reported herein in a joint brokerage account with his spouse Kathy Howard.

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 8 of 15 Pages
------------------------------                      ----------------------------

                 (b) The principal  business address of Steel Partners II, Steel
Partners  Services,  Warren  G.  Lichtenstein  and Glen  Kassan is 150 East 52nd
Street, 21st Floor, New York, New York 10022.

                 The principal  business address of Jack and Kathy Howard is 182
Farmers Lane, Suite 101, Santa Rosa, California 95405.

                 (c) The principal  business/occupation of Steel Partners II and
Messrs.  Lichtenstein  and Kassan is  investing in the  securities  of small cap companies.

                 The principal  business of Steel Partners Services is providing management and advisory services.

                 The principal business/occupation of Mr. Howard is investing in equity and debt securities.

                 Kathy Howard is not actively employed.

                 (d) No Reporting  Person or Kathy  Howard has,  during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

                 (e) No Reporting  Person or Kathy  Howard has,  during the last five years,  been party to a civil  proceeding  of a judicial or  administrative body of  competent  jurisdiction  and as a result of such  proceeding  was or is subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Messrs. Lichtenstein, Howard and Kassan and Mrs. Howard are
citizens of the United States of America.

   Item 3 is hereby amended and restated as follows:

                 (a) The  aggregate  purchase  price of the  889,250  Shares  of
Common  Stock  owned by Steel  Partners II is  $1,154,419.  The Shares of Common
Stock owned by Steel Partners II were acquired with partnership funds.

                 (b) The  aggregate  purchase  price of the 200 Shares of Common
Stock owned by Jack and Kathy Howard in their joint  brokerage  account is $159.
The Shares of Common  Stock owned by Jack and Kathy  Howard were  acquired  with personal funds.

                 (c) The aggregate purchase price of the 39,860 Shares of Common
Stock acquired for the benefit of the Fund is $24,887. Such Shares were acquired by Steel Partners  Services with funds it manages for the Fund.  Pursuant to the
Services  Agreement with the Fund, Steel Partners Services has been appointed to manage, on a

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 9 of 15 Pages
------------------------------                      ----------------------------

discretionary  basis,  certain of the Fund's  assets,  which are maintained in a brokerage  account in the Fund's name. The Services  Agreement may be terminated by the Fund at any time or by Steel  Partners  Services  at any time upon thirty days' advance written notice.

   Item 4 is hereby amended and restated as follows:

Item 4.          Purpose of Transaction.
                 ----------------------

                 The  Reporting  Persons  purchased  the  Shares  based  on  the
Reporting  Persons'  belief  that  the  Shares  at  current  market  prices  are undervalued and represent an attractive investment  opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons, and the availability of Shares of Common Stock at prices that would make the purchase of additional  Shares  desirable,  the Reporting Persons may  endeavor to increase  their  position  in the Issuer  through,  among other things,  the purchase of Shares of Common Stock on the open market or in private transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Persons may deem advisable.

                 No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of Steel Partners II and Steel Partners  Services intends to review its investment in the Issuer on a continuing  basis and engage in  discussions  with  management  and the Board of
Directors of the Issuer concerning the business,  operations and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the
Issuer's  financial  position and investment  strategy,  the price levels of the
Common  Stock,  conditions  in the  securities  market and general  economic and industry  conditions,  each of Steel Partners II and Steel Partners Services may in the future take such actions with respect to its  investment in the Issuer as it deems appropriate  including,  without  limitation,  communicating with other stockholders,  seeking  Board  representation,  making  proposals  to the Issuer
concerning  the  capitalization   and  operations  of  the  Issuer,   purchasing
additional  Shares  of  Common  Stock or  selling  some or all of its  Shares or changing its intention  with respect to any and all matters  referred to in Item
4.

   Items 5(a)-(b) are hereby amended and restated as follows:

                 (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon  6,713,150  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's  Quarterly  Report on Form 10-Q for the fiscal  quarter ended March
31, 2001.

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 10 of 15 Pages
------------------------------                      ----------------------------

                 As of the close of business on July 3, 2001,  Steel Partners II beneficially  owned 889,250 Shares of Common Stock,  constituting  approximately
13.2% of the Shares outstanding,  and Steel Partners Services beneficially owned
39,860 Shares of Common  Stock,  constituting  approximately  0.6% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 929,110 Shares,  constituting approximately 13.8% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 889,250 Shares owned by Steel Partners
II and the  39,860  Shares  owned by Steel  Partners  Services  by virtue of his authority to vote and dispose of such Shares.  All of such Shares were  acquired in open-market transactions.

                 As of the  close  of  business  on July  3,  2001,  Mr.  Howard beneficially  owned  200  Shares  of Common  Stock  held in his joint  brokerage account with his spouse,  constituting less than .1% of the Shares  outstanding.
Jack and Kathy Howard have shared voting and  dispositive  power with respect to the 200 Shares. All such Shares were acquired in open-market transactions.

                 Currently, Mr. Kassan does not own any Shares of Common Stock.

   Item 5(c) is hereby amended to add the following:

                 Schedule  A  annexed  hereto  lists  all  transactions  in  the
Issuer's Common Stock by the Reporting Persons and Kathy Howard since the filing of Amendment No. 5 to the Schedule 13D.

   Item 6 is hereby amended to add the following:

                 On July 3, 2001, the Reporting  Persons  entered into Amendment
No. 1 to the Joint  Filing  Agreement  ("Amendment  No.  1") under  which  Steel
Partners  Services  agreed to be a party to the Joint Filing  Agreement  and the definition of "Group" was amended to include Steel Partners Services.  Amendment
No. 1 is attached hereto as an exhibit and incorporated  herein by reference and all references  contained herein are qualified in their entirety by reference to
Amendment No. 1.

   Item 7 is hereby amended to add the following exhibit:

                 5.    Amendment No. 1 to Joint Filing Agreement,  dated July 3,
                       2001.

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 11 of 15 Pages
------------------------------                      ----------------------------

                                   SIGNATURES

                 After  reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 3, 2001                       STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By: /s/ Warren G. Lichtenstein
                                                --------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                            STEEL PARTNERS SERVICES, LTD.

                                            By: /s/ Warren G. Lichtenstein
                                                ------------------------------
                                                Warren G. Lichtenstein
                                                Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            ------------------------------
                                            WARREN G. LICHTENSTEIN

                                            /s/ Jack L. Howard
                                            ------------------------------
                                            JACK L. HOWARD

                                            /s/ Glen Kassan
                                            ------------------------------
                                            GLEN KASSAN

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 12 of 15 Pages
------------------------------                      ----------------------------

                                   SCHEDULE A

                 Transactions in the Shares Since the Filing of
                 -----------------------------------------------
                       Amendment No. 5 to the Schedule 13D
                       -----------------------------------

   Shares of
    Common                        Price Per                   Date of
Stock Purchased                    Share($)                  Purchase
---------------                    --------                  --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

     2,500                         .62000                     6/15/01
     5,000                         .62000                     6/20/01
    13,000                         .62000                     6/21/01
     2,250                         .62000                     6/27/01
    14,000                         .62000                     6/29/01

                          STEEL PARTNERS SERVICES, LTD.
                          -----------------------------

     5,000                         .63000                     6/12/01
    24,000                         .62000                     6/13/01
     6,195                         .64000                     6/14/01
     4,665                         .62000                     6/15/01

                               WARREN LICHTENSTEIN
                               -------------------

                                      None

                              JACK AND KATHY HOWARD
                              ---------------------

                                      None

                                   GLEN KASSAN
                                   -----------

                                      None

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 13 of 15 Pages
------------------------------                      ----------------------------

Exhibit                                                                Page
-------                                                                ----

1.          Joint Filing Agreement by and between                       --
            Steel Partners II, L.P. and Warren G.
            Lichtenstein, dated as of August 4,
            2000 (previously filed).

2.          Joint Filing Agreement by and among                         --
            Steel Partners II, L.P., Warren G.
            Lichtenstein, Jack L. Howard and Glen
            Kassan, dated as of April 27, 2001
            (previously filed).

3.          Nomination Letter from Steel Partners                       --
            II, L.P. to ImageMax, Inc., dated
            April 27, 2001 (previously filed).

4.          Confidentiality Agreement by and                            --
            between ImageMax, Inc. and Steel
            Partners II, L.P., dated June 6, 2001
            (previously filed).

5.          Amendment No. 1 to Joint Filing                           14-15
            Agreement, dated July 3, 2001.

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 14 of 15 Pages
------------------------------                      ----------------------------

                    AMENDMENT NO. 1 TO JOINT FILING AGREEMENT

            WHEREAS,  Steel Partners II, L.P., Warren G.  Lichtenstein,  Jack L.
Howard and Glen Kassan  entered  into a Joint Filing  Agreement  dated April 27,
2001 (the "Agreement");

            WHEREAS,  Steel  Partners  Services,  Ltd.,  a New York  corporation
("Steel Partners Services") has agreed to be a party to the Agreement;

            WHEREAS,  Steel  Partners  Services has agreed to be included in the definition of "Group".

            NOW, THEREFORE,  BE IT RESOLVED,  the Agreement is hereby amended as follows:

            1.   Steel Partners Services is hereby a party to the Agreement.

            2.   The  definition  of "Group" is hereby  amended to include Steel
                 Partners Services.

            3.   Except as amended hereby,  the Agreement  remains in full force and effect.

------------------------------                      ----------------------------
CUSIP No. 45245V 10 1                 13D             Page 15 of 15 Pages
------------------------------                      ----------------------------

            IN WITNESS  WHEREOF,  the parties  hereto have caused this Amendment
No. 1 to be executed as of July 3, 2001.

                                           STEEL PARTNERS II, L.P.

                                           By:  Steel Partners, L.L.C.
                                                General Partner

                                           By:  /s/ Warren G. Lichtenstein
                                                --------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                           STEEL PARTNERS SERVICES, LTD.

                                           By: /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           ------------------------------
                                           WARREN G. LICHTENSTEIN

                                           /s/ Jack L. Howard
                                           ------------------------------
                                           JACK L. HOWARD

                                           /s/ Glen Kassan
                                           ------------------------------
                                           GLEN KASSAN